SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Fastly, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31188V100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 31188V100	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Amplify Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed by Amplify Partners, L.P. (“Amplify”), Amplify GP Partners, LLC (“Amplify GP”), AP Opportunity Fund, LLC (“AP Opportunity”) and Sunil Dhaliwal (“Dhaliwal”) (together, the “Reporting Persons”). Amplify GP serves as the general partner of Amplify and AP Opportunity; and Amplify GP may be deemed to own beneficially the shares held by each of Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 102.4 million shares of Class A Common Stock and 11.1 million shares of Class B Common Stock outstanding as of October 31, 2020 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2020, filed with the Securities and Exchange Commission on November 6, 2020.

13G

CUSIP NO. 31188V100	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Amplify GP Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed by Amplify Partners, L.P. (“Amplify”), Amplify GP Partners, LLC (“Amplify GP”), AP Opportunity Fund, LLC (“AP Opportunity”) and Sunil Dhaliwal (“Dhaliwal”) (together, the “Reporting Persons”). Amplify GP serves as the general partner of Amplify and AP Opportunity; and Amplify GP may be deemed to own beneficially the shares held by each of Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 102.4 million shares of Class A Common Stock and 11.1 million shares of Class B Common Stock outstanding as of October 31, 2020 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2020, filed with the Securities and Exchange Commission on November 6, 2020.

13G

CUSIP NO. 31188V100	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS AP Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed by Amplify Partners, L.P. (“Amplify”), Amplify GP Partners, LLC (“Amplify GP”), AP Opportunity Fund, LLC (“AP Opportunity”) and Sunil Dhaliwal (“Dhaliwal”) (together, the “Reporting Persons”). Amplify GP serves as the general partner of Amplify and AP Opportunity; and Amplify GP may be deemed to own beneficially the shares held by each of Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 102.4 million shares of Class A Common Stock and 11.1 million shares of Class B Common Stock outstanding as of October 31, 2020 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2020, filed with the Securities and Exchange Commission on November 6, 2020.

13G

CUSIP NO. 31188V100	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Sunil Dhaliwal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 161,235
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 161,235
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Amplify Partners, L.P. (“Amplify”), Amplify GP Partners, LLC (“Amplify GP”), AP Opportunity Fund, LLC (“AP Opportunity”) and Sunil Dhaliwal (“Dhaliwal”) (together, the “Reporting Persons”). Amplify GP serves as the general partner of Amplify and AP Opportunity; and Amplify GP may be deemed to own beneficially the shares held by each of Amplify and AP Opportunity. Dhaliwal is a managing member of Amplify GP and may be deemed to beneficially own the shares held by Amplify and AP Opportunity. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 102.4 million shares of Class A Common Stock and 11.1 million shares of Class B Common Stock outstanding as of October 31, 2020 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2020, filed with the Securities and Exchange Commission on November 6, 2020.

13G

CUSIP NO. 31188V100	Page 6 of 9 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock (“Common Stock”), of Fastly, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Fastly, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s principal executive offices:

Fastly, Inc.

475 Brannan Street, Suite 300

San Francisco, CA 94107

Items 2(a)	Name of Reporting Persons filing:

Amplify Partners, L.P. (“Amplify”)

Amplify GP Partners, LLC (“Amplify GP”)

AP Opportunity Fund, LLC (“AP Opportunity”)

Sunil Dhaliwal (“Dhaliwal”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Amplify, Amplify GP, AP Opportunity and Dhaliwal, is c/o Amplify Partners, 800 Menlo Ave., Suite 220, Menlo Park, CA 94025.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Amplify	Delaware
Amplify GP	Delaware
AP Opportunity	Delaware
Dhaliwal	United States of America

Item 2(d)	Title of class of securities:

Class A Common Stock

Item 2(e)	CUSIP No.:

31188V100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

13G

CUSIP NO. 31188V100	Page 7 of 9 Pages

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Amplify(2)	0	0	0	0	0	0	0%
Amplify GP(2)	0	0	0	0	0	0	0%
AP Opportunity(2)	0	0	0	0	0	0	0%
Dhaliwal(2)	0	161,235	0	161,235	0	161,235	0%

(1)

The following percentages are based on 102.4 million shares of Class A Common Stock and 11.1 million shares of Class B Common Stock outstanding as of October 31, 2020 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2020, filed with the Securities and Exchange Commission on November 6, 2020.

(2)	The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

13G

CUSIP NO. 31188V100	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2021

AMPLIFY PARTNERS, L.P.

BY:	AMPLIFY GP PARTNERS, LLC
ITS:	GENERAL PARTNER

By:	/s/ Sunil Dhaliwal
Managing Member

AP OPPORTUNITY FUND, LLC

BY:	AMPLIFY GP PARTNERS, LLC
ITS:	GENERAL PARTNER

By:	/s/ Sunil Dhaliwal
Managing Member

AMPLIFY GP PARTNERS, LLC

By:	/s/ Sunil Dhaliwal
Managing Member

/s/ Sunil Dhaliwal
Sunil Dhaliwal

13G

CUSIP NO. 31188V100	Page 9 of 9 Pages

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement

13G

CUSIP NO. 31188V100	Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Class A Common Stock of Fastly, Inc.

Dated:	February 12, 2021

AMPLIFY PARTNERS, L.P.

BY:	AMPLIFY GP PARTNERS, LLC
ITS:	GENERAL PARTNER

By:	/s/ Sunil Dhaliwal
Managing Member

AP OPPORTUNITY FUND, LLC

BY:	AMPLIFY GP PARTNERS, LLC
ITS:	GENERAL PARTNER

By:	/s/ Sunil Dhaliwal
Managing Member

AMPLIFY GP PARTNERS, LLC

By:	/s/ Sunil Dhaliwal
Managing Member

/s/ Sunil Dhaliwal
Sunil Dhaliwal